INVEST IN **PARKNAV**

Just Drive. Let us find parking for you.

PITCH VIDEO   INVESTOR PANEL


49%
91%
parknav
REAL-TIME PARKING
...Navigates you to on-street parking
that is **available** for you **right now**

parknav.com   San Francisco CA

Infrastructure   Software   Technology   Smart Cities   Y Combinator

OVERVIEW   UPDATES 5   WHAT PEOPLE SAY 2   ASK A QUESTION 19

Highlights

1. CEO is Stanford PhD, Professor at UIUC, IEEE "Top 10 to Watch in AI." Multi-exits management team
2. Backed by Village Global VC with LPs including Mark Zuckerberg, Michael Dell, Jeff Bezos
3. Funnel increased 50X since previous Wefunder raise
4. Customers include BMW, Siemens, Deutsche Telekom (parent of T-Mobile).
5. Partners include Microsoft Ventures Accelerator, Startupbootcamp Berlin, Volkswagen PlugAndPlay
6. Patented AI technology, built for much more than parking—logistics, smart city, finance, real estate
7. Over $1MM profit and cash flow positive 2019
8. Stellar, all-star team Techstars, multiple successful exists, publicly traded company former CEO

Our Team



Eyal Amir CEO

Named Top-10 AI Person by IEEE, Stanford University Computer Science best-PhD thesis award, AI Professor in Computer Science UIUC, Gold Medalist Olympic Rifle Shooting Israel

> Parking is the most painful part of every driving experience. By providing real-time information about parking availability, we will improve the lives of millions around the world by enabling people to spend more time doing what they love, and not being stuck in a car.



Igal Elon Chemerinski Partner, CRO

Techstars alum, head of sales and marketing for a number of successful startups SaaS from seed to exit. SaaS, Fintech, Smartcity, Mobility



Mark Lorkowski Partner, Director City Solutions

Multi-exit successful founder CEO from inception to 8-figure revenue in government and city space



Hugo Van Der Linde SVP Corporate Development

Co-founded and MP-ed RMG (sold for high 8-digit), MD-ed Travel-Net (sold to TUI), CEO-ed publicly traded company (awarded best performer at the Euronext stock exchange)



Juan Mancilla Partner, Director of Eng and AI

Ph.D. in Computer Science from UIUC, former Applied Researcher at Microsoft, Fulbright Scholar



John Alan Leney SVP Business Development

Head of sales and marketing for a number of successful companies selling to automotive, including experiences in Deloitte, Dassault, GM



Marisa Schneider Operations Manager

5-language speaker, Psychology and Legal professional with multi-year experience in startup administration

---

Parknav's AI technology helps you find parking fast.

Parknav® uses AI to identify streets that have open and available on-street parking in real-time. It is the only scalable solution that uses zero hardware and works for every street in a city, 24 hours a day/7 days a week, for all types of on-street parking (including free, metered & permit).

Our proprietary groundbreaking and patented AI technology that powers Parknav® has been built to predict much more than parking. This investment opportunity includes this future tech and its applications.



We have an award-winning, internationally recognized data science and experienced leadership team.

Parknav® was launched in 2015 by award-winning Professor and Data Scientist, Prof. Dr. Eyal Amir whose 25 years of research is the foundation for the patented technology used in Parknav®. Our team includes leaders Juan Mancilla-Caceres (UIUC Ph.D. in Machine Learning, MSFT), Igal Elon Chemerinski (MBA UToronto with multiple successful exits as head of sales SaaS and Enterprise), Mark Lorkowski (multiple successful exits as startup co-founder and CEO selling to government), and Hugo Van Der Linde (former CEO of publicly traded company and successful entrepreneur with multiple exists).

Team

     

Eyal Amir CEO	**Igal Elon Chemerinski** CRO	**Juan Mancilla-Caceres** Dir. Eng and AI	**Mark Lorkowski** Dir. City Solutions	**Hugo van der linde** SVP Corp Dev	**John Leney** SVP Business Development
Stanford PhD in AI, Professor of CS at UIUC, Data Scientist	20+ International Sales, Management, Marketing	UIUC PhD Machine Learning, Machine Learning Enterprises and Security, Microsoft	Founder Bluboard, SimpleSense from pre-seed to 8-figure revenue	Co-Founded MP-ed RMG (high 8-digit exit), MD-ed TravelNet (sold to TUI), CEO-ed publicly traded company awarded best performer on Euronext	20+ Years B2B SaaS Sales to Automotive $100M Sales and GM
Best Stanford Thesis, Top-10 AI IEEE, 6Sense, Fraud Science	MBA University of Toronto, Bsc University of Flordia	Fulbright laureate	Government and municipality technological sales		
Olympic Rifle shooting Israel gold medalist at 20, Black-belt JKA Karate	Surfer, Golfer, Runner and Polyglot 5 Languages	Machine Learning for social issues such as child bullying	Champion of Informed Public	Passionate about Smart City Technologies	Backcountry wilderness explorer



Customers Include BMW

Large corporate customers and partners trust Parknav®.

Parknav's® patented technology has come to be trusted by some of the most well-known luxury automakers (including BMW), largest global telecommunication companies (including Deutsche Telekom), and large-scale Smart City service providers (including Siemens).



Deutsche Telekom
SIEMENS
Q8
BMW

Our patented technology is available in 1,000+ cities between North America and Europe.





We produce precise, wide coverage
1,000+ cities offered
160+
European Cities Delivered To Customers
40+
U.S. Cities Delivered To Customers

Backed by Village Global

Including some of the most well known technology leaders.

Parknav® has received investment from the California-based Venture Capital firm Village Global VC (villageglobal.vc), which is backed by Diane Greene, Bill Gates, Jeff Bezos, Mark Zuckerberg, Sara Blakely, Reid Hoffman, and more! Parknav® has also been a part of Microsoft Ventures Accelerator, Startupbootcamp Berlin, Wayra O2/Telefonica Accelerator, and the Volkswagen Accelerator.











VILLAGE
Diane Greene
Bill Gates
Jeff Bezos
Reid Hoffman
Mark Zuckerberg
Sara Blakely

Microsoft Ventures · CREATIVE DESTRUCTION LAB · Startupbootcamp · wayra

We Are Different

The only parking solution made for finding on-street parking

Traditionally, cities and enterprises rely on the installation of dedicated parking sensors to determine real-time parking availability. This is not scalable nor cost-effective. Comparably, our solution is a precise artificial intelligence (AI) data-driven product that can be even more accurate at 100x lower cost (so 100x more scalable).

	parknav	TOMTOM	INRIX	P
Made for finding on-street parking	☑	X	X	X
Navigation to on-street parking	☑	☑	☑	X
Integrates with cars and other live data	☑	☑	☑	☑
Available with mobile apps	☑	X	☑	☑
Data quality	85%-95%	Not published	Not published	Not published

Our Tech Works

Instead of requiring dedicated parking sensors, we only use data to determine real-time on-street parking availability.

We use artificial intelligence to analyze data generated by cars manufacturers, telecommunication companies, insurance companies, car-sharing companies, mapping companies and many other sources, along with our own proprietary data.



DATA
Car Manufacturers
Telecommunication
Car-Sharing
Insurance
Mapping
Satellites
Cities
Local Information
Ground Truth Sources
Other Data
Proprietary

PROPRIETARY AI ENGINE

AI / ML / Algorithms / Patents / IoT Fusion

PRECISE PREDICTION AS GOOD AS SENSORS

BASED ON DATA ANALYSIS & PREDICTION, we know how to find the perfect parking space for your vehicle.

Why Now

The time is now for mobility and smart cities.

We want to aggressively pursue mobility and smart cities, which are demanding our technology expertise RIGHT NOW. This together with our data science expertise, experienced leadership team, large customers, and distinguished partners position us to win in these industries. We have already proven the real ROI of our data through sales to large Enterprise customers and need to move quickly.



PROJECTION
Sq/km covered with consumer running service
3,000 sq/km

PROJECTION
Sq/km covered with consumer running service
30,000 sq/km

PROVEN City Services

PROVEN Mobility

PROVEN



PROJECTIONS
ANNUAL REVENUE: $9.0MM
FUNNEL SIZE (TCV basis): $600.0MM
PROJECTIONS
ANNUAL REVENUE: $35.0MM
FUNNEL SIZE (TCV basis): $4.0B
Telecom
100,000+
Cities Live
2021
2022
2023
2024
2025
PROJECTIONS
ANNUAL REVENUE: $3.0MM
FUNNEL SIZE (TCV basis): $200.0MM
PROJECTIONS
ANNUAL REVENUE: $18.0MM
FUNNEL SIZE (TCV basis): $1.8B
PROJECTIONS
ANNUAL REVENUE: $70.0MM
FUNNEL SIZE (TCV basis): $10.0B
PROJECTION
Sq/km covered with consumer running service
1,000 sq/km
PROJECTION
Sq/km covered with consumer running service
10,000 sq/km
PROJECTION
Sq/km covered with consumer running service
100,000+ sq/km
*Note: Theses are forward-looking projections which CANNOT be guaranteed

Our Future Solutions

Our technology is built for more than just parking.

The AI-driven technology that powers Parknav® has been built to predict more than just parking. Our roadmap including predicting "EVERYDAY" predictions (ex. predicting what is occurring outside, such as where can I find a place to sit), "FIREHOSE" predictions (ex. what is occurring off the street, such as does your favorite grocery store have your favorite toilet paper in stock) and "PERSONALIZED" predictions (ex. what will happen to you later in the day, such as how is your health).

This technology is extremely exciting and has ALREADY been proven with the success of Parknav ®.





EVERYDAY
Multiple things occuring in the street
FIREHOSE
Mutliple things occuring off the street
PERSONALIZED
Personalized predictions for everyday life
Lines
Waiting
Inventory
Parking
Drop-off/Pick-up
Sitting
Dog-friendly
People
Tables
Doors
Windows
Graffiti
Kids
Family
Clothes
Nutrition
Activity
Body/Hair
TELCO
CITIES
MOBILITY
INSURANCE TECH
FINTECH
GOVERNMENTS
TELCO
WEARABLES
MOBILITY
REVENUE MODEL AUTOMOTIVE, INTERNET, MAPS
SaaS per car/device per year
REVENUE MODEL TELECOM
SaaS per transaction; Annual Software License
REVENUE MODEL SMART-CITIES
SaaS per city per year per seat
LICENSES SOLD
Data, analytics, navigation, sensors optimization software
SERVICES SOLD
Integration, setup, support 24/7, monitoring tools, testing

LiveStreet
AI updates about life in the street:
· People
· Demographics
· Actions
· Sanitary
· Conditions
✓ Street parking available
✓ Clear garbage bin
x No pot hole
x No graffiti
✓ Place to sit outside
✓ Sourdough bread
x No drug dealers

FUTURE
Join Us

We envision a world where mobility solutions and applications quickly find parking for us, especially when cars become autonomous.

We understand that autonomous vehicles can both identify parking in their immediate surroundings and physically park themselves. We believe Parknav® is the missing piece of the autonomous parking experience that informs autonomous vehicles where available parking is 3-4 streets away. Join us in this exciting opportunity and help lead the next revolution in the Mobility and Smart Cities space.





LEAD INVESTOR

Stephen Roulac ceo Roulac Global



I am investing $50,000 in Parknav this round for eight reasons: 1) BIG IDEA - Finding parking is one of a number of major, big revenue applications of the Parknav Ai-enabled intellectual property that makes cities and places smarter. 2) PROPRIETARY PATENTED Ai TECHNOLOGY - this is the foundation for pragmatic, highly innovative award-winning applications of research and technology innovations, and Parknav CEO Eyal Amir is one of the world's preeminent Ai authorities. 3) MASSIVE MARKET: The $1 trillion Smart City Market that Parknav serves is growing at accelerating rates and shall exceed $3 trillion by 2026. 4) POWERFUL BUSINESS MODEL: COMPELLING VALUE PROPOSITION: Parknav make streets/neighborhoods/cities/public and private places come alive for you, by providing personalized/customized/real time information/guidance/data to enable smart place experiences/commerce/mobility for individuals/enterprises/governments.

More smart place users in any one place increase the value in that place, and more places make all places more valuable. 5) PROMINENT BACKERS AND CUSTOMERS: Including Microsoft Ventures Accelerator, SAP, Volkswagen, PlugAndPlay, and Startupbootcamp Berlin as partners, and BMW, Siemens, Deutsche Telekom: (parent) of T-Mobile as customers. 6) STRONG GROWTH MOMENTUM: Metro coverage increase from 40 in 2016 to 1000+ new in 2022. First mover advantage. Strong moat. Every two years Parknav has been – and is projected to continue - delivering algorithmic growth – 10X: moving decimal point one place to the right - in metro coverage and sales funnel, the two most important metrics. 7) BRILLIANT CEO AND STELLAR MANAGEMENT TEAM: CEO Eyal Amir is a brilliant data scientist/entrepreneur. Israel sharpshooting champion at 20; Stanford PhD dissertation recognized as best in computer science. 8) $1MM PROFIT IN 2019: ON PATH TO $5B VALUATION: $1MM profit in 2019 and cash flow positive – highly unusual for early stage tech company. On path to $5B valuation target this decade.

Invested $50,000 this round & $520,000 previously

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